SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2018
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL
Corporate Taxpayer’s ID (CNPJ): 76.483.817/0001-20
PUBLICLY-HELD COMPANY
CVM Registration no. 1431 - 1

SUMMARY OF THE MINUTES OF THE ONE HUNDRED AND EIGHTIETH
ORDINARY BOARD OF DIRECTORS’ MEETING

1. VENUE: Rua Coronel Dulcídio nº 800, city of Curitiba, state of Paraná. 2. DATE: July 11, 2018 - 1:30 p.m. 3. PRESIDING: MAURICIO SCHULMAN - Chairman; JONEL NAZARENO IURK - Executive Secretary and DENISE TEIXEIRA GOMES - Secretary. 4. MATTERS DISCUSSED AND RESOLUTIONS TAKEN:

I. The Board of Directors unanimously approved the 4th Review of the Business Plan of the SPE Mata de Santa Genebra Transmissão S.A. and the budget increase in the amount of five million, nine hundred and three thousand, four hundred and seventy-four reais (R$5,903,474.00), corresponding to 50.1% of the interest held by Copel Geração e Transmissão S.A. in the project.

II. The Board of Directors unanimously approved the signature of loan agreements between Copel Geração e Transmissão S.A. and the SPEs of the Cutia and Bento Miguel complexes, effective until December 31, 2018, forty million reais (R$40,000,000.00) of which to the Cutia complex and two hundred and twenty-two million reais (R$222,000,000.00) to the Bento Miguel complex.

III. The Board of Directors received information from Fundação Copel de Previdência e Assistência Social on the studies to create a new pension plan and requested additional information on the matter.

IV. The Board of Directors unanimously approved the granting of guarantee (corporate guarantee) for the 4th debenture issue of Copel Geração e Transmissão S.A.

V. The Board of Directors unanimously approved the granting of guarantee (corporate guarantee) for the 2nd debenture issue of the SPE Guaraciaba Transmissora de Energia S.A., in the proportion of the interest held in its capital stock, subject to the General Shareholders’ Meeting of said SPE called to approve the transaction.

VI. The Board of Directors received updated information on the Company’s financial scenario.

VII. The Board of Directors received information on the action plans and projects to mitigate the deficiencies identified by the independent audit (Deloitte).

VIII. The Board of Directors received a report from the Company’s Statutory Audit Committee regarding various matters.

IX. The Board of Directors received a report from the Company’s CEO regarding various corporate matters.

X. The Board of Directors unanimously proposed an amendment to the Company’s Bylaws in order to adjust the number of members of the Statutory Audit Committee and authorized calling an Extraordinary Shareholders’ Meeting to resolve on this matter, on a date to be defined.

XI. The Board of Directors unanimously resolved to create an ad hoc Financial Committee to advise it in economic-financial matters.

5. SIGNATURES: MAURICIO SCHULMAN - Chairman; JONEL NAZARENO IURK - Executive Secretary; ADRIANA ANGELA ANTONIOLLI; LEILA ABRAHAM LORIA; MARCO ANTÔNIO BARBOSA CÂNDIDO; MAURO RICARDO MACHADO COSTA; OLGA STANKEVICIUS COLPO; ROGÉRIO PERNA; SERGIO ABU JAMRA MISAEL; and DENISE TEIXEIRA GOMES - Secretary.

The full text of the minutes of the 180th Ordinary Board of Directors’ Meeting was drawn up in the Company’s book no.9.

DENISE TEIXEIRA GOMES
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date July 12, 2018

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Jonel Nazareno Iurk
Jonel Nazareno Iurk Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.